UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Carvana Co.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
146869102
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 146869102

1	NAME OF REPORTING PERSON Sylebra HK Company Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sylebra HK Company Limited is organized in Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,468,304
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,468,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,304
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON FI

CUSIP No.: 146869102

1	NAME OF REPORTING PERSON Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sylebra Capital Management is organized in the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,468,304
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,468,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,304
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 146869102

1	NAME OF REPORTING PERSON Jeffrey Richard Fieler I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Fieler is a citizen of Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,468,304
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,468,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,304
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 146869102

1	NAME OF REPORTING PERSON Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Gibson is a citizen of Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,468,304
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,468,304
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,304
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 146869102
ITEM 1(a).	NAME OF ISSUER: Carvana Co.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1930 W. Rio Salado Parkway Tempe AZ 85281
ITEM 2(a).	NAME OF PERSON FILING:
Sylebra HK Company Limited ("Sylebra HK");
Sylebra Capital Management ("Sylebra Cayman");
Jeffrey Richard Fieler ("Mr. Fieler"); and
Daniel Patrick Gibson ("Mr. Gibson")

Sylebra HK may be deemed to beneficially own the Shares by virtue of its position as the investment advisor to Sylebra Cayman in relation to Sylebra Capital Partners Master Fund, Ltd and other advisory clients. Sylebra Cayman serves as the investment manager to Sylebra Capital Partners Master Fund, Ltd and is the parent of Sylebra HK. Mr. Fieler and Mr. Gibson equally share ownership of Sylebra HK and Sylebra Cayman. In such capacities, Sylebra HK, Sylebra Cayman, Mr. Fieler and Mr. Gibson may be deemed to share voting and dispositive power over the Shares held for the Sylebra Capital Partners Master Fund Ltd and other advisory clients.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o Sylebra HK Company Limited 28 Hennessy Road, Floor 20 Wan Chai, Hong Kong
ITEM 2(c).	CITIZENSHIP:
Sylebra HK Company Limited is organized in Hong Kong
Sylebra Capital Management is organized in the Cayman Islands
Mr. Fieler is a citizen of Antigua and Barbuda
Mr. Gibson is a citizen of Antigua and Barbuda

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Common Stock (the "Shares")
ITEM 2(e).	CUSIP NUMBER: 146869102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Hong Kong Regulated Investment Adviser

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
1,468,304
(b) Percent of class:
9.1%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
Sylebra HK Company Limited - 1,468,304 Sylebra Capital Management - 1,468,304 Jeffrey Richard Fieler - 1,468,304 Daniel Patrick Gibson - 1,468,304
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
Sylebra HK Company Limited - 1,468,304 Sylebra Capital Management - 1,468,304 Jeffrey Richard Fieler - 1,468,304 Daniel Patrick Gibson - 1,468,304
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
All Shares reported in this Schedule 13G are held by advisory clients of Sylebra HK. Sylebra Capital Partners Master Fund, Ltd is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 1,222,839 of the Shares, or 7.6% of shares outstanding, covered by this Statement that many be deemed to be beneficially owned by the Reporting Persons. No other advisory clients individually hold economic interest of more than 5% of outstanding shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Sylebra HK Company Limited, licensed with the Securities and Futures Commission of Hong Kong to conduct asset management activities is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 146869102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2018	Sylebra HK Company Limited By: /s/ Jennifer Ross Name: Jennifer Ross Title: Chief Financial Officer and Authorized Signatory
February 14 2018	Sylebra Capital Management By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Director
February 14 2018	Jeffrey Richard Fieler By: /s/ Jeffrey Richard Fieler Name: Title:
February 14 2018	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 146869102
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Carvana Co., dated as of December 31, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Sylebra HK Company Limited

By: /s/ Jennifer Ross
Name: Jennifer Ross
Title: Chief Financial Officer and Authorized Signatory

Sylebra Capital Management

By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Director

Jeffrey Richard Fieler

By: /s/ Jeffrey Richard Fieler

Daniel Patrick Gibson

By: /s/ Daniel Patrick Gibson

February 14, 2018